02040749

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

Avon Puerto Rico Associates' Savings Plan
1345 Avenue of the Americas, New York, N.Y. 10105-0196
(Full title and address of the plan)

AVON PRODUCTS, INC.
1345 AVENUE OF THE AMERICAS, NEW YORK, N.Y. 10105-0196

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the management committee for the Avon Puerto Rico Associates' Savings Plan, having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Avon Puerto Rico Associates' Savings Plan

(Name of Plan)

Date: June 27, 2002

Robert J. Corti
Executive Vice President and Chief Financial Officer

345 Park Avenue
New York, NY 10154

Exhibit 23

**Avon Puerto Rico Associates'
Savings Plan**

Consent of Independent Accountants

Board of Directors
Avon Products, Inc.:

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-45808) and Form S-8 (Nos. 33-43820, 33-47209, 33-65989 and 33-65998) of Avon Products, Inc. of our report dated June 28, 2002, relating to the statement of net assets available for benefits of Avon Puerto Rico Associates' Savings Plan, as of December 31, 2001, the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the supplemental schedule H, Line 4(i) - schedule of assets (held at end of year) as of December 31, 2001, which appears in this Form 11-K.

KPMG LLP

New York, New York
June 28, 2002

KPMG

AVON PUERTO RICO ASSOCIATES' SAVINGS PLAN

Financial Statements
and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

AVON PUERTO RICO ASSOCIATES'
SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500 that are not applicable have not been included

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Retirement Board of Avon Products, Inc.,
Fiduciary of the Avon Puerto Rico Associates' Savings Plan and
Plan Participants of The Avon Puerto Rico Associates' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Avon Puerto Rico Associates' Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 20001, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 28, 2002

AVON PUERTO RICO ASSOCIATES'
SAVINGS PLAN

Statements of Net Assets Available For Benefits

December 31, 2001 and 2000

(In thousands)

		2001	2000
Assets:			
Investments at fair value (notes 3 and 4):			
Common stock of Avon Products, Inc.	$	4,632	5,086
Mutual funds		1,741	1,490
Participant loans		937	1,064
Total investments		7,310	7,640
Cash and cash equivalents		144	141
Due from broker		—	17
Participant contributions receivable		23	—
Employer contribution receivable		5	—
Total assets		7,482	7,798
Liabilities:			
Other payables		—	2
Total liabilities		—	2
Net assets available for benefits	$	7,482	7,796

See accompanying notes to financial statements.

AVON PUERTO RICO ASSOCIATES'
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

(In thousands)

Additions to net assets attributable to:		
Investment income (loss):		
Net depreciation in fair value of investments (note 3)	$	(337)
Dividends		107
Interest		94
Total investment loss		(136)
Contributions:		
Participants		343
Employer		72
Total contributions		415
Total additions		279
Deductions from net assets attributable to:		
Participant withdrawals		570
Administrative expenses		23
Total deductions		593
Net decrease		(314)
Net assets available for benefits at beginning of year		7,796
Net assets available for benefits at end of year	$	7,482

See accompanying notes to financial statements.

(1) Summary of Plan

The following description of the Avon Puerto Rico Associates' Savings Plan (the "Plan") provides only general information. Participants in the Plan should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering all full-time employees of Avon Lomalinda, Inc. ("Avon") from the first day of the month coincident with or next following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute into the Plan from 1% to 10% of qualified compensation, as defined by the Plan, through payroll deductions. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof.

Avon matches contributions in an amount equal to 25% of participant's qualified contributions (defined by the Plan as a maximum of 6% of base salary contributed by the participant). These matching contributions are made in cash, which is then used to purchase shares of Avon Products, Inc. in the open market.

In accordance with the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"), the limit on the amount a participant can contribute in 2001 on a before-tax basis is the lesser of 10% of the participant's compensation or $8,000 reduced by any contribution made to an individual retirement account.

Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing; or savings plan). These contributions are accepted subject to the consent of Avon Products, Inc., the administrator of the Plan (the "Plan Administrator"). Any such rollovers will become part of the participant's account but will not be entitled to any employer matching contribution.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) Avon's contribution, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(Continued)

Investments

Each participant may direct the investment of all contributions to any one or a combination (in multiples of 1%) of the following funds:

(a) ***Fidelity Overseas Fund***

This fund invests primarily in common stocks of foreign issuers. It seeks to achieve long term growth of capital.

(b) ***Fidelity Blue Chip Growth Fund***

This fund invests primarily in common stocks of large blue-chip U.S. companies. The objective of this fund is greater long term earnings growth than the average company in the S&P 500.

(c) ***Fidelity U.S. Bond Index Fund***

This fund invests primarily in domestic bonds with varying maturity dates. It seeks to achieve a conservative return of income as well as the preservation of capital.

(d) ***Fidelity Retirement Money Market Fund***

This fund invests primarily in short-term securities of U.S. based institutions. It seeks to achieve a modest return of income, as well as the preservation of capital.

(e) ***Spartan U.S. Equity Index Fund***

This fund invests primarily in equity securities of medium to large size U.S. based companies.

(f) ***Fidelity Small Cap Independence Fund***

This fund invests primarily in common stocks of domestic and foreign issuers, with small market capitalization. The objective is capital appreciation.

(g) ***Stock Fund of Avon Products, Inc.***

This fund is invested in the common stock of Avon Products, Inc.

In addition to the seven investment fund options, there is a Stock Grant Account that is comprised of common stock of Avon Products, Inc. and is used to hold the net assets of a former Stock Grant Program and Avon's matching stock contributions. The Stock Grant Account is not an investment option for participants in the Savings Plan.

Pending investment or distribution, any portion of the investment funds may be held in cash, short-term obligations of the United States Government or other types of short-term investments, including commercial paper. In addition, all or any part of the funds may be held in a pooled fund maintained by the Trustee, together with the assets of other trusts established under deferred compensation plans qualified under Section 401(a) of the Internal Revenue Code (the "Code").

(Continued)

Vesting and Forfeitures

Participants are fully vested in participant and rollover contributions in their accounts and earnings thereon. Participants are vested in Company matching contributions upon the completion of 24 months of participation in the Plan. Contributions made to the Stock Grant Program prior to January 1, 1992 and earnings thereon are fully vested. Forfeitures are used to reduce future employer contributions. For the year ended December 31, 2001, there were no forfeited nonvested Avon contributions used to reduce employer contributions.

Withdrawals

Upon termination, participants receive the vested portion of their account balances as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 65.

Participant Loans

The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must have participated in the Plan for at least 12 months prior to the loan application, and must not have another loan outstanding from their account.

The maximum amount of any loan to an individual is one half of the current value of the vested balance of the participant's account in the Plan up to $50,000. The minimum loan amount is $1,000, and interest is charged at one percent above prime rate. Once determined, the interest rate is fixed for the duration of the loan. Repayment periods generally range from one to five years, with a ten-year maximum for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant's accounts. Repayment of the entire balance is permitted at any time.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(Continued)

Risks and Uncertainties

The Plan offers a number of investment options including the Stock Fund of Avon Products, Inc. and a variety of mutual funds. The mutual funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Stock Fund of Avon Products, Inc., which invests in securities of a single issuer.

Valuation of Investments

Investments in the common stock of Avon Products, Inc. are valued at quoted market prices. Investments in mutual funds are valued at quoted market prices, which represent the net asset value as calculated by the investment managers. Participant loans are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan.

Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.

Participant Withdrawals

Participant withdrawals are recorded when paid.

Administrative Expenses

Administrative expenses, including Trustee and recordkeeping expenses, are paid by the Plan and by Avon. Audit fees and certain other administrative fees are paid by Avon Products, Inc. Each fund bears its own applicable expenses for investment management fees.

(Continued)

(3) Investments

The following presents investments that represent 5% or more of the Plans net assets at December 31, 2001 and 2000:

		2001	2000
		(in thousands)	
Common Stock of Avon Products, Inc.			
Participant Directed, 37,380 shares and 42,850 shares, respectively	$	1,738	2,053
Non-participant Directed, 62,230 shares and 63,380 shares, respectively		2,894	3,033
Spartan U.S. Equity Index Fund		503	656
Fidelity Blue Chip Growth Fund		444	532
Fidelity Retirement Money Market Fund		390	—
Fidelity U.S. Bond Index Fund		381	—

During the year ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

		2001
		(in thousands)
Mutual funds	$	(174)
Common stock of Avon Products, Inc.		(163)
	$	(337)

(4) Non-participant – Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant – directed investments is as follows at December 31, 2001 and 2000:

		2001	2000
		(in thousands)	
Common stock of Avon Products, Inc.	$	2,894	3,033
Cash and cash equivalents		86	76
Due from broker		—	17
Employer contribution receivable		5	—
	$	2,985	3,126

(Continued)

		2001
		(in thousands)
Changes in net assets:		
Employer contributions	$	72
Net depreciation in fair value of investments		(88)
Dividends and interest		53
Participant withdrawals		(166)
Administrative expenses		(12)
	$	(141)

(5) Related Party Transactions

Certain Plan assets are invested in shares of mutual funds that are managed by Fidelity Investments. Fidelity Trust Company is the trustee as defined by the Plan, an affiliate of Fidelity Investments and therefore these transactions qualify as party-in-interest transactions.

(6) Plan Termination

Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part, at any time by action of the Board of Directors. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including full vesting of all employer's contributions.

(7) Tax Status

The Plan obtained its latest determination letter on May 1, 1993 in which the Puerto Rico Department of the Treasury stated that the Plan was in compliance with the applicable requirements of the Income Tax Act of 1954, as amended. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently in compliance with the applicable requirements of the Puerto Rico Department of the Treasury.

The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon the initial and continued qualification of the Plan and any amendments under the PR Code, the continued deductibility under Section 404 of the Income Tax Act of 1954, as amended, of the employer's contributions and upon continued exemption of the trust under Section 501(a) of the Code.

(Continued)

(8) Subsequent Event

Effective April 10, 2002, Avon ceased operations in Lomalinda. A small group of employees will remain until November 2002. Benefits will continue to accumulate for employees during their severance period. After November 2004, the Plan will become a frozen plan and no additional contributions will be made. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

Supplemental Schedule

AVON PUERTO RICO ASSOCIATES' SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer	Description		Current value
* Avon Products, Inc.	Common stock; 99,610 shares, cost at $1,276,145	$	4,631,865
Total common stocks			4,631,865
* Spartan U.S. Equity Index Fund	Mutual funds; 12,385 shares		503,338
* Fidelity Blue Chip Growth Fund	Mutual funds; 10,340 shares		444,007
* Fidelity U.S. Bond Index Fund	Mutual funds; 35,244 shares		380,634
* Fidelity Retirement Money Market Fund	Mutual funds; 389,804 shares		389,804
* Fidelity Overseas Fund	Mutual funds; 713 shares		19,540
* Fidelity Small Cap Independence Fund	Mutual funds; 211 shares		3,552
Total mutual funds			1,740,875
* Participant loans	224 loans at interest rates of 9.25%		937,193
Total		$	7,309,933

* Party in interest as defined by ERISA

See accompanying independent auditors' report.